[PetSmart, Inc. Letterhead]
November 14, 2008
H. Christopher Owings
Mara L. Ransom
Alexandra M. Ledbetter
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249

Re:	PetSmart, Inc. Definitive Proxy Statement Filed May 5, 2008 Form 10-Q for Fiscal Quarter Ended May 4, 2008 Filed June 3, 2008 File No. 000-21888

Ladies and Gentlemen:

     On behalf of PetSmart, Inc. (“PetSmart” or the “Company”), the following information is in response to your letter dated October 22, 2008. In that letter, you asked for additional information concerning certain of our responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 25, 2008, with respect to the Company’s (i) Definitive Proxy Statement on Schedule 14A, filed May 5, 2008 (the “Proxy Statement”) and (ii) Quarterly Report on Form 10-Q for the thirteen weeks ended May 4, 2008, filed on June 3, 2008. The numbering of the paragraphs below corresponds to the numbering of the comments in your October 22, 2008, letter. For the Staff’s convenience we have incorporated your comments into this response letter.
Definitive Proxy statement on Schedule 14A Filed on May 5, 2008
Compensation Discussion and Analysis, page 19
Determining Executive Compensation, page 21
1.	We note your response to prior comment one of our letter dated August 25, 2008. Your proposed disclosure indicates that you will adjust total cash compensation when PetSmart’s performance “falls short of established performance measures.” Please briefly elaborate on what performance measures are taken into account in determining whether total cash compensation should be adjusted.

Total cash compensation comprises base salary plus short-term cash incentives payable under our annual executive short term incentive plan (“ESTIP”). Accordingly, when Company performance falls short of the performance measures established under our ESTIP, total cash compensation is automatically impacted and reduced (i.e. the performance measures impacting total cash compensation are identical to the performance measures established under our ESTIP for that year). In future disclosure, we will include an explanatory statement in this section explaining the relationship between total cash compensation (including the short-term cash incentive component) and the performance criteria under the ESTIP. On page 24 of the Proxy Statement we already separately disclose the total incentive achievement for our chief executive officer, chief financial officer and top three other executive officers under the ESTIP for the immediately preceding fiscal year.
2.	We note your response to prior comment three of our letter dated August 25, 2008, including your statement that in future filings you will disclose the actual targets for the prior completed fiscal year. Please disclose the three performance goal measures you relied on in granting your annual performance incentive compensation for the 2007 fiscal year (i.e., the year ended on February 3, 2008) in your proposed disclosure to us, as that data relates to a completed fiscal year.

For fiscal year 2007, the Compensation Committee established the following targets and determined the actual achievement under the ESTIP as follows:

			Payout		Weighted
Measure (1)	Target	Actual	Percentage	Weight	Percentage
Earnings Per Share	$1.57	$1.44	60.5%	45%	27.2%
Return on Invested Capital	10.80%	9.76%	0%	35%	0%
Sales Growth	11.89%	9.93%	71.0%	20%	14.2%

TOTAL					41.4%

(1)	All criteria are based on PetSmart’s audited financial statements and may be modified by the Compensation Committee to take into consideration one or more of the following: (1) changes in accounting principles that become effective during the performance period, (2) extraordinary, unusual or infrequently occurring events, (3) the disposition of a business or significant assets, (4) gains or losses from all or certain claims and/or litigation and insurance recoveries, (5) the impact of impairment of intangible assets, (6) restructuring activities, (7) the impact of investments or acquisitions, and/or (8) changes in corporate capitalization such as stock splits and certain reorganizations. Therefore target and actual figures may not be calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). The Compensation Committee adjusted our 2007 U.S. GAAP results for specific nonrecurring extraordinary items, including the 53rd week of sales, impact of the sale of the State Line Tack business and restructuring of our investment in Medical Management International, Inc.

The earnings per share target represents a $0.21 cent increase and the return on invested capital target represents a 14 basis point increase from fiscal 2006 actual. The sales growth target represents a 71 basis point decrease over fiscal 2006 actual. PetSmart exited the State Line Tack equine business in fiscal 2007, in order to better focus resources on our core business and simplify our operations. In recognition and support of this long-term strategy, the Compensation Committee determined that a lower sales growth target was appropriate for fiscal 2007. For fiscal 2007 the total incentive achievement was 41.4% of target incentive for all executive officers.

3.	We also note your argument that disclosure of the actual targets for the current fiscal year would result in competitive harm. Among other things, you state that “[t]he inclusion of the actual amount of the current fiscal year Targets would provide our competitors with the specific details against which to measure the achievement toward confidential financial and strategic goals, and possibly give insight into investments or other adjustments we would need to make in the future.” Please elaborate on this argument to explain exactly how disclosure of earnings per share, return on invested capital and sales increase targets would provide your competitors with details against which to measure your achievement toward confidential financial and strategic goals, and possibly give insight into future investments or other adjustments. If possible, please illustrate your argument with a hypothetical example of a damaging insight that a competitor might glean from such disclosure.

In addition to meeting the criteria for exclusion under Instruction 4 to Item 402(b) of Regulation S-K as discussed more fully below, we respectfully advise the Staff, we do not believe disclosure of forward-looking performance objectives for a current fiscal year are required to be discussed in our compensation discussion and analysis for a completed fiscal year in the Proxy Statement. We note Instruction 2 to Item 402(b) of Regulation S-K provides the compensation discussion and analysis needs to cover actions regarding executive compensation that were taken after the completed fiscal year’s end only where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.”

We respectfully advise the Staff, that to date, the performance objectives approved for current fiscal years relate solely to compensation that could be earned by our executive officers in such current fiscal years and have no bearing on the compensation earned by the executive officers for prior completed fiscal years. Based on the facts and circumstances, we do not believe approving current fiscal year performance objectives constitute an action with respect to executive compensation taken after the end of the prior completed fiscal year that could affect a fair understanding of an executive officer’s compensation for the prior completed fiscal year. Further, to date we do not believe quantitative disclosure in the Proxy Statement of the forward-looking performance objectives for current fiscal years is material to an understanding of our compensation program for prior completed fiscal years.

As we advised the Staff in our letter dated September 30, 2008, in future filings we will disclose the actual targets for the prior completed fiscal year which would result in a 100% payout, including the changes to such targets for the completed fiscal year from the prior fiscal year. In addition, we will indicate by how much ESTIP performance exceeded or fell short of the 100% payout incentive targets in each of the past three years.

With respect to future periods, we do not anticipate disclosing decisions made with respect to compensation for the then current fiscal year, unless we determine such decisions could affect a fair understanding of compensation for the prior completed fiscal year, or such decisions are otherwise material to an understanding of the compensation program for the prior completed fiscal year.

Competitive Harm Analysis

In response to the Staff’s comment, we discuss below the competitive harm PetSmart could suffer if forward-looking performance objectives were disclosed. As a preliminary matter, we respectfully refer the Staff to our discussion of Instruction 4 to Item 402(b) of Regulation S-K and relevant case law in our letter to the Staff dated September 30, 2008.

We believe the minimum thresholds and other performance targets of (i) earnings per share, (ii) return on invested capital and (iii) increase in sales (the “Targets”) under the ESTIP are exempt from disclosure under exemption 4 because they meet all three requirements: the information (1) is commercial or financial; (2) was obtained from a person outside of the government and (3) is “confidential,” as defined by the court in Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979). For all of the reasons set forth herein, such information is “not of the type normally released to the public,” and “substantial competitive harm” to PetSmart would be caused were it to be disclosed.

To be successful, we have established a confidential internal strategic planning process. The result of this process is our internal operating plan, which drives our product and service offerings, investments in technology, such as software, capital expenditures for new stores and reformatting of existing stores as well as the establishment of additional distribution centers, employee recruitment and expense control efforts. The Targets are set for our executive officers for compensation purposes based upon our confidential internal operating plan. We selected the Targets for compensation purposes because they represent key components of this internal and confidential operating plan.

We believe our overall financial model is well communicated to and understood by investors, but this internal operating plan is not communicated to investors. We have significant concerns the forward-looking disclosure of the Targets could lead to misinterpretation by customers, analysts and stockholders and could be used by competitors to unfairly compete against PetSmart. In addition, as noted above, such forward-looking disclosure is only required if it “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.”

We operate in a very competitive industry. As disclosed in our Annual Report on Form 10-K for the year ended February 3, 2008

“Based on total net sales, we are North America’s largest specialty retailer of products, services and solutions for the lifetime needs of pets. The pet products retail industry is highly competitive and can be organized into six different categories:
•	Supermarkets, warehouse clubs and other mass and general retail merchandisers;

•	Specialty pet supply chains and pet supply stores;

•	Independent pet stores;

•	Veterinarians;

•	Catalog retailers; and

•	E-commerce retailers.
We believe the principal competitive factors influencing our business are product selection and quality, convenience of store locations, store environment, customer service, price and availability of other services.”
We respectfully advise the Staff that similar forward-looking estimates are not available from almost all our competitors as they are either privately-held or their pet product offerings and services are part of much larger offerings and are not separately presented or they too believe such information to be confidential and do not disclose it.

Earnings per share

In order to earn the maximum payouts under the ESTIP the earnings per share targets exceed our public estimates so as to encourage performance by our executive officers beyond the public estimates. In addition, as noted in our response to comment number 2, the earnings per share targets may not be calculated in accordance with U.S. GAAP. The disclosure of such targets could be readily misunderstood by investors who may attempt to compare such targets to our public estimates which are in accordance with U.S. GAAP. In addition, as discussed below the disclosure of earnings per share targets could be used by our competitors in conjunction with other estimates and market information to devise strategic pricing and product and offering strategies.

As disclosed on page 24 of the Proxy Statement, achievement of the Targets under the ESTIP ranges from 50% to 300%, as determined pursuant to a matrix. Under these matrices, there are a range of possible payouts based on various levels of achievement, including more than one point on the matrices that results in achievement of 300%, hence there is no single target level of performance to disclose. Disclosure of the achievement which correlates to the multiple matrix points that result in the maximum 300% achievement credit may give critical information to our competitors regarding the importance of one measure of performance over another, indicating sensitivities in our confidential operating plan of the importance of one performance criteria over another, which sensitivities are not otherwise disclosed to the public. In addition, there is no guarantee that we will meet the Targets for any fiscal year.

Increase in sales

Historically, we have not provided yearly or quarterly public estimates with respect to increases in sales. We do provide estimates of comparable store sales open at least one year. We have also historically provided estimates regarding net new store openings on a fiscal year basis and we have updated this disclosure on a quarterly basis. However, as we disclosed in our Annual Report on Form 10-K for the fiscal year ended February 3, 2008, “a portion of a typical new store’s sales comes from customers who previously shopped at other PetSmart stores in the existing market.” Therefore net new store openings do not directly correspond to sales growth.

Our sales growth is dependent in part upon our product mix and service offerings, pricing strategies and rate of net new store openings. The American Pet Products Manufacturers Association estimates that food and treats for dogs and cats are the largest volume categories of pet-related products. Pet supplies and medicine sales are another category, and include dog and cat toys, collars and leashes, cages and habitats, books, vitamins and supplements, shampoos, flea and tick control and aquatic supplies. Veterinary care, other pet services and purchases of pets are the other categories. We currently only provide historical sales information for “net sales” and “service sales.” Service sales include grooming, boarding and veterinary services.

As disclosed in our Proxy Statement “[i]n a period of rapid expansion, sales growth focuses executive officers on both strengthening PetSmart’s core business and developing new and innovative services.” Disclosure of forward-looking sales growth may allow competitors to extrapolate information regarding our expectations regarding sales which could allow competitors to focus their resources to compete against us in an unfair manner. By comparing widely available forecasted industry trends for food, supplies and medicines, veterinary care and pet services against our stated sales growth goals, coupled with visits to our stores, competitors may be able to devise strategic pricing and product and offering strategies to compete against us.

For example, in a particular period or a particular geography, we may wish to offer relatively lower pricing, to increase sales, but which may adversely affect gross margin and earnings per share for some period, in order to establish new stores or increase market share. Conversely, increasing prices will generally improve gross margins and earnings per share while adversely affecting sales. A sophisticated industry competitor could infer future pricing initiatives and strategies from sales growth estimates and earnings per share estimates by observing the relationship between the targets. This could allow a competitor during a fiscal year to determine whether we are lowering or raising prices to affect volume, market share and gross margin and its ultimate impact on earnings per share.

As we disclosed in our Annual Report on Form 10-K: “Many premium pet food brands, which offer higher levels of nutrition than non-premium brands, are not currently sold through supermarkets, warehouse clubs and other mass and general retail merchandisers due to manufacturers’ decisions, but are sold primarily through specialty pet stores, veterinarians and farm and feed stores.” The market for these customers is highly competitive and we have identified a large group of pet owners we call “pet parents,” who are passionately committed to their pets and consider their pets to be family members. As described above, the forward-looking disclosure of sales and earnings per share targets could give our competitors insight into our pricing strategies and efforts to retain these “pet parents” especially in the area of premium pet food brands.

Return on invested capital

Historically, we have not provided public estimates with respect to return on invested capital. Return on invested capital is a measure of how effectively a company uses the money (borrowed or owned) invested in its operations. It is calculated by:

ROIC =	(EBIT + Implied Interest of 10% of Present Value of Operating Leases)*(1 – tax rate) (Total Assets – Cash – Non Interesting Bearing Debt + Working Capital Change + Present Value of Operating Leases)
Basically, this is the after-tax return a business earns on its capital. Return on invested capital is highly dependent on achieving operational efficiencies, inventory and asset management, overall profitability and tax planning. The disclosure of forward-looking targets could provide competitors with information regarding our strategic plans for investing in our business, lead to comparisons with other specialty retailers that may or may not be appropriate, and allow competitors to otherwise glean information about our investment strategies.

Effect on Retention of Executive Officers

In addition, the disclosure of such forward-looking targets would provide competitors with information they could use to structure their incentive compensation in a manner that may give them an unfair advantage in their ability to recruit our key executives by offering more lucrative incentives and/or higher total guaranteed cash compensation. As noted above, similar forward-looking estimates are not available from almost all our competitors as they are either privately-held or their pet product offerings and services are part of much larger offerings and are not separately presented or they deem this information to be confidential.
*     *     *
Please contact me at (623) 587-2038 with any questions or further comments regarding our responses to the Staff’s comments.
PetSmart, Inc.
/s/ Scott A. Crozier
Scott A. Crozier
Senior Vice President,
General Counsel and Secretary

cc:	Philip L. Francis – PetSmart, Inc. Robert J. Brigham, Esq. – Cooley Godward Kronish LLP